

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2022

Walter S. Hulse, III
Chief Financial Officer and Treasurer
ONEOK, Inc.
100 West 5th Street
Tulsa, Oklahoma 74103

      Re: ONEOK, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2021
          Filed March 1, 2022
          File No. 001-13643

Dear Walter S. Hulse:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation